

Mail Stop 4631

March 11, 2016

<u>Via E-Mail</u>
Jure Perko
President, Treasurer and Secretary
Capstone Systems Inc.
242 Dolenjska cesta
Ljubljana, Slovenia, 1000

> **Re:** **Capstone Systems Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 1, 2016**
> **File No. 333-207100**

Dear Mr. Perko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2015 letter.

Interest of Named Experts and Counsel, page 34

1. We note the disclosure in this section limiting the substantial interest to amount exceeding $80,000. Please revise to note whether the interests exceed $50,000. Please refer to Item 509 of Regulation S-K.

Item 16. Exhibits, page 40

2. We note your response to comment 11 in our letter dated December 28, 2015. Please delete the language in the "Certification" section in the subscription letter filed as Exhibit 10.7 requiring subscribers to certify that he/she has "read" all of the terms of the subscription agreement.

<u>Statements of Operations, page F-3</u>

3. We have read your response to comment 5 in our letter dated December 28, 2015. Net income per share is calculated using net income divided by the weighted average number of shares outstanding as shown on page F-3. Therefore, net income per share as of May 31, 2015 is $0.0064, which is the $8,357 net income divided by the 1,311,475 weighted average number of shares outstanding. Please revise.

<u>Note 2: Significant Accounting Policies and Recent Accounting Pronouncements, page F-6</u>

<u>Revenue Recognition, page F-7</u>

4. We note your response to comment 6 in our letter dated December 28, 2015. You have told us, among other things, that all purchases and sales are in U.S. dollars. Please confirm, if true, that all purchases are in U.S. dollars despite the sole supplier's location in China. Also, tell us the currency denomination of your current financing.

5. We have read your response to comment 8 in our letter dated December 28, 2015 and the related revision on page F-7. You have told us the product was not inventory because it was in shipment from the supplier. Please address the following with regards to your sales arrangements:

   • Tell us the percentage of sales arrangements that require prepayment;

   • Tell us how long of a time lag there is between prepayment and all other revenue recognition criteria being met;

   • Regarding your response indicating that you did not record inventory for product being shipped from the supplier, tell us if products in all sales arrangements are always shipped directly from the supplier and if and when you ever take title to the products; and

   • Tell us how your accounting for the product costs and not recognizing costs as inventory complies with ASC 330-10-30. Otherwise, please explain and/or provide the reference(s) to US GAAP on which you are relying that indicate your accounting is appropriate.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
John T. Root, Jr.